SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                               AEP Industries Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    001031103
          ------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 7, 2007
          ------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


----------------------------                              ----------------------
CUSIP No. 001031103                                       Page 2 of 12 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                      I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                              ----------------------
CUSIP No. 001031103                                       Page 3 of 12 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    1,000,000
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,000,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,000,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            12.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                              ----------------------
CUSIP No. 001031103                                       Page 4 of 12 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    703,100
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                703,100
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            703,100
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D


----------------------------                              ----------------------
CUSIP No. 001031103                                       Page 5 of 12 Pages
----------------------------                              ----------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Bradley Louis Radoff
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                174,268
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    0
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     174,268
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            174,268
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                               [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 4 amends the Schedule 13D filed on February 14, 2005 (as amended by Amendment No. 1 thereto filed on April 21, 2006, Amendment No. 2 thereto filed on August 3, 2006, Amendment No. 3 thereto filed on November 9, 2006, and this Amendment No. 4, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), Daniel S. Loeb, an individual ("Mr. Loeb", and together with the Offshore Fund and the Management Company, the "Third Point Reporting Persons"), and Bradley Louis Radoff, an individual ("Mr. Radoff" and, together with the Third Point Reporting Persons, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.01 per share, of AEP Industries Inc., a Delaware corporation (the "Company").

     The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, including the Offshore Fund, the "Funds"). Mr. Loeb is the Chief Executive Officer of the Management Company. The Funds directly own the Common Stock to which the
Schedule 13D relates, other than the Radoff Shares (as defined in Item 5 below), which are owned directly by Mr. Radoff, and the Management Company and Mr. Loeb may be deemed to have beneficial ownership over such Common Stock (other than the Radoff Shares) by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.

Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 of the Schedule 13D is hereby amended by adding the following to the text thereof:

          The Funds expended an aggregate of approximately $16,300,000 of their own investment capital to acquire the 1,000,000 shares of Common Stock held by them as of the date of this Amendment No. 4, and the Offshore Fund expended an aggregate of approximately $11,460,530 of its own investment capital to acquire the 703,100 shares of Common Stock owned by it as of such date.

Item 4.   Purpose of Transaction.

          Item 4 is hereby amended by adding the following to the text thereof:

          Pursuant to a Purchase Agreement dated as of March 7, 2007 (the "Purchase Agreement") by and among the Company, the Management Company, Mr. Loeb and certain of the Funds (such Funds, together with the Management Company and Mr. Loeb, the "Sellers"), the Sellers agreed to sell to the Company, and the Company agreed to purchase from the Sellers, 109,800 shares (the "Purchased Shares") of Common Stock. The aggregate purchase price for the Purchased Shares is $4,666,500.

          From March 7, 2007 until March 14, 2007, the Purchase Agreement prohibits the Management Company, Mr. Loeb and their affiliates from acquiring, offering or proposing to acquire, directly or indirectly, any shares of Common Stock or any other securities of the Company, or direct or indirect rights or options to acquire, or securities convertible into, exercisable or exchangeable for, Company securities entitled to vote in the election of directors. During this period, pursuant to the Purchase Agreement, the Management Company, Mr. Loeb and the other Sellers have agreed that they would not, subject to certain specified exceptions: (a) make, or in any way participate in, any solicitation of proxies or become a participant in any solicitation; (b) initiate, propose or otherwise solicit stockholders for the approval of any stockholder proposals with respect to the Company; (c) form or in any way participate in a group which owns or seeks to acquire securities entitled to vote in the election of directors or to acquire control of the Company or influence its policies; (d) seek to effect, negotiate with or provide any information to any party with respect to, or make any statement or proposal, to the board of directors of the Company, to any director or officer of the Company or to any other stockholder of the Company with respect to (i) any form of business combination, restructuring or recapitalization or similar transaction involving the Company,
(ii) any acquisition or disposition of assets material to the Company or (iii) any request to amend, waive or terminate the provisions of the Purchase Agreement; (e) otherwise act, alone or with others, to seek to acquire control of the Company or influence its management, board of directors or policies; or
(f) assist or encourage any third party to take any of the foregoing actions.

          The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is filed as
Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is hereby amended by adding the following to the text thereof:

     (a) As of the date hereof, the Management Company beneficially owns 1,000,000 shares of Common Stock (the "Shares"). The Management Company shares voting and dispositive power over such holdings with Mr. Loeb and, to the extent such

Shares are directly owned by them, with the Funds. The Shares represent 12.6% of the 7,916,611 shares of Common Stock outstanding as of January 11, 2007, as reported in the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2006. The percentages used herein and in the rest of this Amendment No. 4 are calculated based upon this number of outstanding shares.

          As of the date hereof, the Offshore Fund directly beneficially owns 703,100 shares of Common Stock, which represent 8.9% of the outstanding shares of Common Stock. None of the other individual Funds owns a number of shares of Common Stock representing more than 5% of such total.

          As of the date hereof, Mr. Radoff directly beneficially owns 174,268 shares of Common Stock (the "Radoff Shares"), which represent 2.2% of the outstanding shares of Common Stock.

     (b) The Management Company and Mr. Loeb share voting and dispositive power over the 1,000,000 shares of Common Stock beneficially owned by the Funds. The Management Company, Mr. Loeb and the Offshore Fund share voting power and dispositive power over the 703,100 shares of Common Stock held by the Offshore Fund. Mr. Radoff has sole voting and dispositive power over the Radoff Shares, which are held directly by him.

     (c) Schedule A hereto sets forth certain information with respect to transactions by the Funds, at the direction of the Third Point Reporting Persons, in Common Stock during the past 60 days. Schedule B hereto sets forth certain information with respect to transactions by the Offshore Fund, at the direction of the Management Company and Mr. Loeb, in the Common Stock during the past 60 days. There have been no transactions in the Common Stock during the past 60 days by Mr. Radoff.

     Except where indicated on the schedules, all of the transactions set forth on Schedule A and Schedule B were effected in open market transactions on the NASDAQ Global Market. Except as set forth above and on Schedule A and Schedule B, during the last 60 days there were no transactions in the Common Stock effected by the Reporting Persons nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

     (d) Other than the Funds which directly hold the Shares, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

          Other than Mr. Radoff, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Radoff Shares.

         (e) Not applicable.

     Mr. Radoff disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Third Point Reporting Persons, and the Third Point Reporting Persons disclaim beneficial ownership over the Radoff Shares. Although Mr. Radoff covers the Company for the Management Company in connection with his employment with the Management Company, Mr. Radoff does not have or share voting discretion with respect to the Common Stock beneficially owned by the Third Point Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended by adding thereto the information contained in
Item 4 of this Amendment No. 4.

Item 7.   Material to be Filed as Exhibits.

99.1. Purchase Agreement, dated as of March 7, 2007, by and among AEP Industries Inc., Third Point LLC, Daniel S. Loeb, Third Point Partners L.P., Third Point Offshore Fund, Ltd. and Third Point Ultra Ltd.



                         [Signatures on following page]

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  March 9, 2007


                                        THIRD POINT LLC

                                        By:  Daniel S. Loeb,
                                             Chief Executive Officer


                                        By: /s/ Justin Nadler
                                            ------------------------------------
                                            Name:   Justin Nadler
                                            Title:  Attorney-in-Fact



                                        THIRD POINT OFFSHORE FUND, LTD.

                                        By:  Daniel S. Loeb,
                                             Director


                                        By: /s/ Justin Nadler
                                            ------------------------------------
                                            Name:   Justin Nadler
                                            Title:  Attorney-in-Fact



                                        DANIEL S. LOEB


                                        By: /s/ Justin Nadler
                                            ------------------------------------
                                            Name:   Justin Nadler
                                            Title:  Attorney-in-Fact





                                        /s/ Bradley Louis Radoff
                                        ----------------------------------------
                                        Bradley Louis Radoff


               [SIGNATURE PAGE TO AMENDMENT No. 4 TO SCHEDULE 13D
                      WITH RESPECT TO AEP INDUSTRIES INC.]

                                   Schedule A
                                   ----------


                   (Transactions by the Funds in Common Stock
                            during the past 60 days)


      Date           Transaction           Shares           Price Per Share($)
      ----           -----------           ------           ------------------

---------------- ------------------- ----------------- -------------------------

    01/03/07             SELL                (500)               53.81
---------------- ------------------- ----------------- -------------------------

    01/03/07             SELL              (1,900)               53.61
---------------- ------------------- ----------------- -------------------------

    01/03/07             SELL              (8,900)               53.98
---------------- ------------------- ----------------- -------------------------

    01/19/07             SELL             (10,000)               47.34
---------------- ------------------- ----------------- -------------------------

    02/12/07             SELL              (2,900)               46.80
---------------- ------------------- ----------------- -------------------------

    02/13/07             SELL              (5,600)               47.18
---------------- ------------------- ----------------- -------------------------

    02/22/07             SELL             (10,000)               46.87
---------------- ------------------- ----------------- -------------------------

    02/23/07             SELL                (400)               46.85
---------------- ------------------- ----------------- -------------------------

    03/07/07             *SELL           (109,800)               42.50
---------------- ------------------- ----------------- -------------------------

* Private transaction

                                   Schedule B
                                   ----------


               (Transactions by the Offshore Fund in Common Stock
                            during the past 60 days)


      Date           Transaction           Shares           Price Per Share($)
      ----           -----------           ------           ------------------

---------------- ------------------- ----------------- -------------------------

    01/19/07             SELL              (5,000)               47.34
---------------- ------------------- ----------------- -------------------------

    02/12/07             SELL              (2,000)               46.80
---------------- ------------------- ----------------- -------------------------

    02/13/07             SELL              (4,000)               47.18
---------------- ------------------- ----------------- -------------------------

    02/22/07             SELL              (9,000)               46.87
---------------- ------------------- ----------------- -------------------------

    02/23/07             SELL                (400)               46.85
---------------- ------------------- ----------------- -------------------------

    03/07/07             *SELL            (83,100)               42.50
---------------- ------------------- ----------------- -------------------------

* Private transaction